UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No.6)*

REGENCY ENERGY PARTNERS LP
(Name of Issuer)
Common Units
(Title of Class of Securities)
75885Y 10 7
(CUSIP Number)
David W. Knickel, c/o HM Capital Partners LLC, 200 Crescent Court, Suite 1600
Dallas, Texas 75201 (214) 740-7300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 16, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	75885Y 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): HM TXRG LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS*

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Not Applicable

14	TYPE OF REPORTING PERSON*

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
(1) Excludes 1,048,672 Common Units held of record by Regency Acquisition LP (“Acquisition”), whose general partner is Regency Holdings LLC (“Holdings), whose sole member is HMTF Regency, L.P., which sole member also owns all of the limited partnership interest in Acquisition (“HMTF Regency”), whose general partner is HMTF Regency, L.L.C. (“HMTF GP”), whose sole member is Hicks, Muse, Tate & Furst Equity Fund V, L.P. (“Fund V”), whose general partner is HM5/GP LLC (“General Partner”), which Common Units may be deemed to be beneficially owned by Holdings, HMTF Regency, HMTF GP, Fund V and General Partner as a result of their relationship with Acquisition. Beneficial ownership of such Common Units is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

SCHEDULE 13D/A

CUSIP No.	75885Y 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): HMTF GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS*

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Not Applicable

14	TYPE OF REPORTING PERSON*

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
(1) Excludes 1,048,672 Common Units held of record by Regency Acquisition LP (“Acquisition”), whose general partner is Regency Holdings LLC (“Holdings), whose sole member is HMTF Regency, L.P., which sole member also owns all of the limited partnership interest in Acquisition (“HMTF Regency”), whose general partner is HMTF Regency, L.L.C. (“HMTF GP”), whose sole member is Hicks, Muse, Tate & Furst Equity Fund V, L.P. (“Fund V”), whose general partner is HM5/GP LLC (“General Partner”), which Common Units may be deemed to be beneficially owned by Holdings, HMTF Regency, HMTF GP, Fund V and General Partner as a result of their relationship with Acquisition. Beneficial ownership of such Common Units is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

SCHEDULE 13D/A

CUSIP No.	75885Y 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Regency Acquisition LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,048,672 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,048,672 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,048,672 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%

14	TYPE OF REPORTING PERSON*

PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
(1) These Common Units are held of record by Acquisition. The general partner of Acquisition is Regency Holdings LLC (“Holdings), whose sole member is HMTF Regency, L.P., which sole member also owns all of the limited partnership interest in Acquisition (“HMTF Regency”), whose general partner is HMTF Regency, L.L.C. (“HMTF GP”), whose sole member is Hicks, Muse, Tate & Furst Equity Fund V, L.P. (“Fund V”), whose general partner is HM5/GP LLC (“General Partner”), which Common Units may be deemed to be beneficially owned by Holdings, HMTF Regency, HMTF GP, Fund V and General Partner as a result of their relationship with Acquisition. Beneficial ownership of such Common Units is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

SCHEDULE 13D/A

CUSIP No.	75885Y 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Regency Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,048,672 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,048,672 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,048,672 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%

14	TYPE OF REPORTING PERSON*

OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
(1) These Common Units are held of record by Acquisition. The general partner of Acquisition is Regency Holdings LLC (“Holdings), whose sole member is HMTF Regency, L.P., which sole member also owns all of the limited partnership interest in Acquisition (“HMTF Regency”), whose general partner is HMTF Regency, L.L.C. (“HMTF GP”), whose sole member is Hicks, Muse, Tate & Furst Equity Fund V, L.P. (“Fund V”), whose general partner is HM5/GP LLC (“General Partner”), which Common Units may be deemed to be beneficially owned by Holdings, HMTF Regency, HMTF GP, Fund V and General Partner as a result of their relationship with Acquisition. Beneficial ownership of such Common Units is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

SCHEDULE 13D/A

CUSIP No.	75885Y 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): HMTF Regency, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,048,672 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,048,672 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,048,672 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%

14	TYPE OF REPORTING PERSON*

PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
(1) These Common Units are held of record by Acquisition. The general partner of Acquisition is Regency Holdings LLC (“Holdings), whose sole member is HMTF Regency, L.P., which sole member also owns all of the limited partnership interest in Acquisition (“HMTF Regency”), whose general partner is HMTF Regency, L.L.C. (“HMTF GP”), whose sole member is Hicks, Muse, Tate & Furst Equity Fund V, L.P. (“Fund V”), whose general partner is HM5/GP LLC (“General Partner”), which Common Units may be deemed to be beneficially owned by Holdings, HMTF Regency, HMTF GP, Fund V and General Partner as a result of their relationship with Acquisition. Beneficial ownership of such Common Units is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

SCHEDULE 13D/A

CUSIP No.	75885Y 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): HMTF Regency, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,048,672 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,048,672 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,048,672 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%

14	TYPE OF REPORTING PERSON*

OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
(1) These Common Units are held of record by Acquisition. The general partner of Acquisition is Regency Holdings LLC (“Holdings), whose sole member is HMTF Regency, L.P., which sole member also owns all of the limited partnership interest in Acquisition (“HMTF Regency”), whose general partner is HMTF Regency, L.L.C. (“HMTF GP”), whose sole member is Hicks, Muse, Tate & Furst Equity Fund V, L.P. (“Fund V”), whose general partner is HM5/GP LLC (“General Partner”), which Common Units may be deemed to be beneficially owned by Holdings, HMTF Regency, HMTF GP, Fund V and General Partner as a result of their relationship with Acquisition. Beneficial ownership of such Common Units is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

SCHEDULE 13D/A

CUSIP No.	75885Y 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Hicks, Muse, Tate & Furst Equity Fund V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,048,672 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,048,672 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,048,672 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%

14	TYPE OF REPORTING PERSON*

PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
(1) These Common Units are held of record by Acquisition. The general partner of Acquisition is Regency Holdings LLC (“Holdings), whose sole member is HMTF Regency, L.P., which sole member also owns all of the limited partnership interest in Acquisition (“HMTF Regency”), whose general partner is HMTF Regency, L.L.C. (“HMTF GP”), whose sole member is Hicks, Muse, Tate & Furst Equity Fund V, L.P. (“Fund V”), whose general partner is HM5/GP LLC (“General Partner”), which Common Units may be deemed to be beneficially owned by Holdings, HMTF Regency, HMTF GP, Fund V and General Partner as a result of their relationship with Acquisition. Beneficial ownership of such Common Units is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

SCHEDULE 13D/A

CUSIP No.	75885Y 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): HM5/GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,048,672 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,048,672 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,048,672 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%

14	TYPE OF REPORTING PERSON*

OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
(1) These Common Units are held of record by Acquisition. The general partner of Acquisition is Regency Holdings LLC (“Holdings), whose sole member is HMTF Regency, L.P., which sole member also owns all of the limited partnership interest in Acquisition (“HMTF Regency”), whose general partner is HMTF Regency, L.L.C. (“HMTF GP”), whose sole member is Hicks, Muse, Tate & Furst Equity Fund V, L.P. (“Fund V”), whose general partner is HM5/GP LLC (“General Partner”), which Common Units may be deemed to be beneficially owned by Holdings, HMTF Regency, HMTF GP, Fund V and General Partner as a result of their relationship with Acquisition. Beneficial ownership of such Common Units is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

     This Amendment No. 6 to Schedule 13D is being filed jointly by HM TXRG LP, a Delaware limited partnership (“HMTXRG”); HMTF GP, L.L.C., a Delaware limited liability company and the general partner of HMTXRG (“HMTF Gas GP”); Regency Acquisition LP, a Delaware limited partnership (“Acquisition”); Regency Holdings LLC, a Delaware limited liability company and the general partner of Acquisition (“Holdings”); HMTF Regency, L.P., a Delaware limited partnership which is the sole member of Holdings and owns all of the limited partnership interest in Acquisition (“HMTF Regency”); HMTF Regency, L.L.C., a Texas limited liability company and the general partner of HMTF Regency (“HMTF GP”); Hicks, Muse, Tate & Furst Equity Fund V, L.P., a Delaware limited partnership and the sole member of both (i) HMTF Gas GP, and (ii) HMTF GP (“Fund V”); and HM5/GP LLC, a Texas limited liability company and the general partner of Fund V (the “General Partner” and, together with HMTXRG, HMTF Gas GP, Acquisition, Holdings, HMTF Regency, HMTF GP, and Fund V the “HMTF Entities” or the “Filing Parties”) to amend the cover page of each Filing Party and Items 1, 2, 3, 4, 5, 6, 7 and Schedule I of the original Schedule 13D dated February 8, 2006, as amended by Amendment No. 1 dated March 24, 2006 (“Amendment No. 1”), Amendment No. 2 dated July 14, 2006, Amendment No. 3 dated December 19, 2006 (“Amendment No. 3”), Amendment No. 4 dated March 29, 2007, and Amendment No. 6 dated June 18, 2007 (collectively, the “Original Schedule 13D”). The full text of Items 1, 2, 3, 4, 5, 6, 7 and Schedule I, as amended hereby, is restated in its entirety in this Amendment No. 6.
Item 1. Security and Issuer
     The class of equity securities to which this Schedule 13D relates is common units (“Common Units”) of Regency Energy Partners LP (the “Issuer”). The principal executive offices of the Issuer are located at 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201. The beneficial ownership reported in this Amendment No. 6 assumes that at September 16, 2008, there were 54,801,451 Common Units outstanding. The Common Units represent limited partner interests in the Issuer.
Item 2. Identity and Background
     (a) through (f)
     This Schedule 13D is filed jointly by HMTXRG, HMTF Gas GP, which is the general partner of HMTXRG; Acquisition; Holdings, which is the general partner of Acquisition; HMTF Regency, which is the sole member of Holdings and owns all of the limited partnership interest in Acquisition; HMTF GP, which is the general partner of HMTF Regency; Fund V, which is the sole member of both (i) HMTF Gas GP, and (ii) HMTF GP; and General Partner, which is the general partner of Fund V.
     Acquisition was formed in 2004 to acquire, hold, vote, sell or otherwise dispose of direct or indirect equity interests in Regency Gas Services LLC, a Delaware limited liability company which was converted to a limited partnership in January 2006 (“RGS”). In connection with the initial public offering of Common Units of the Issuer, Acquisition contributed all of the equity interest in RGS to the Issuer in exchange for 5,353,896 Common Units and 19,103,896 Subordinated Units of the Issuer issued directly to Acquisition and incentive distribution rights issued to Regency GP LP, a Delaware limited partnership which is an indirect wholly owned subsidiary of Acquisition and the general partner of the Issuer (“Regency GP”).
     Subsequently, on March 16, 2006, Acquisition disposed of 467,641 Common Units and 2,404,434 Subordinated Units in a distribution to HMTF Regency (on account of HMTF Regency’s (i) 99.999% direct interest in Acquisition and (ii) indirect 0.001% interest in Acquisition held by Holdings, which is wholly owned by HMTF Regency), and (b) by HMTF Regency, pro rata to the holders of Class E Units of HMTF Regency. Also on March 16, 2006, Acquisition disposed of 1,400,000 Common Units in a repurchase by the Issuer.
     On June 18, 2007, Acquisition contributed (i) all of its 16,699,462 Subordinated Units to HMREP LP, a Delaware limited partnership (“HMREP”) in exchange for 16,699,462 Class B limited partnership units of HMREP, and (ii) in exchange for 100,000,000 Class A limited partnership units of HMREP (a) 91.299% of its equity ownership interest in Regency GP, the general partner of the Issuer, and (b) 91.299% of its equity ownership interest in Regency GP LLC, a Delaware limited liability company (“RGPLLC”), the general partner of Regency GP.
     Immediately following Acquisition’s contributions of the Subordinated Units and equity interests in Regency GP and RGPLLC (the “GP Interests”), HMREP sold and disposed of the Subordinated Units and GP Interests pursuant to a Purchase Agreement dated as of June 18, 2007, by and among HMREP and Regency GP Acquirer, L.P., a Delaware limited partnership, and Regency LP Acquirer, L.P., a Delaware limited partnership.

     On September 9, 2008, (i) HMTF Gas GP contributed 3 Common Units to HMTXRG as a capital contribution, (ii) Fund V contributed 4,592,464 Common Units to HMTXRG as a capital contribution, (iii) HM 5-P Coinvestors, L.P. contributed 93,724 Common Units to HMTXRG as a capital contribution, (iv) HM 5-E Coinvestors, L.P. contributed 6,226 Common Units to HMTXRG as a capital contribution, and (v) Acquisition contributed 2,407,583 Common Units to HMTXRG as a capital contribution.
     After the contribution of Common Units to HMTXRG, on September 16, 2008, HMTXRG sold and disposed of all its 7,100,000 Common Units in a registered public securities offering.
     HMTXRG was formed specifically for the purpose of facilitating the transactions contemplated by the September 16, 2008 securities offering and continues to do so.
     The principal business of Acquisition now is to hold, sell or otherwise dispose of Common Units of the Issuer.
     The principal business of the Issuer is gathering, processing, marketing and transporting natural gas and natural gas liquids.
     In addition to HMTXRG and Acquisition, the principal business of each of the other Filing Parties is as follows:
     (1) HMTF Gas GP is the general partner of HMTXRG and in such capacity, controls the activities of HMTXRG;
     (2) Holdings is the general partner of Acquisition and in such capacity, controls the activities of Acquisition;
     (3) HMTF Regency is a holding company and does not engage in any business activity and owns 100% of the membership interest in Holdings and a 99.999% limited partner interest in Acquisition;
     (4) HMTF GP is the general partner of HMTF Regency and in such capacity, controls the activities of HMTF Regency, and Holdings.
     (5) Fund V is an investment fund which acquires, holds, votes, sells and otherwise disposes of debt and equity securities, and is the sole member of both (i) HMTF Gas GP, and (ii) HMTF GP; and
     (6) the General Partner is the general partner of Fund V and, in such capacity, controls the activities of Fund V, HMTF Gas GP and HMTF GP.
     The business address of the Filing Parties is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.
     Neither the Filing Parties nor, to the knowledge of the Filing Parties, any of the Listed Persons (as defined below), during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     Neither the Filing Parties nor, to the knowledge of the Filing Parties, any of the Listed Persons (as defined below), during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
     The Filing Parties have entered into an Amended and Restated Joint Filing Agreement, a copy of which is filed to this Amendment No. 6, pursuant to which the Filing Parties have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”). Information with respect to each Filing Party is given solely by such Filing Party, and no Filing Party assumes responsibility for the accuracy or completeness of the information furnished by another Filing Party.
     In accordance with the provisions of General Instruction C to Schedule 13D, certain information concerning the executive officers of HMTF Gas GP, Holdings, HMTF GP and General Partner (collectively, the “Listed Persons”) required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration
     The Issuer was formed on September 8, 2005, as a Delaware limited partnership to own and operate the business that has historically been conducted by RGS and its subsidiaries. In connection with the closing of the Issuer’s initial public offering of Common Units on February 3, 2006, Acquisition conveyed all of the partnership interests in RGS to the Issuer. In exchange for those partnership interests, Acquisition received 5,353,896 Common Units and 19,103,896 Subordinated Units held directly by Acquisition and incentive distribution rights which are held by Acquisition indirectly through Regency GP.
     On August 15, 2006, Regency Gas Services LP, a wholly owned subsidiary of the Issuer (“Regency Gas Services”), consummated the acquisition of all of the outstanding limited partnership interest of TexStar Field Services, L.P. (“TexStar FS”), and all of the outstanding membership interest in TexStar’s general partner, TexStar GP, LLC (together with TexStar FS, “TexStar”) from HMTF Gas Partners II, L.P. (“HMTF Gas Partners”) pursuant to a Contribution Agreement dated July 12, 2006, between the Issuer, Regency Gas Services and HMTF Gas Partners (the “TexStar Acquisition”). TexStar owns and operates natural gas gathering, treating and processing assets located in South and East Texas.
     As partial consideration for TexStar, the Issuer delivered to HMTF Gas Partners 5,173,189 class B common units of the Issuer (“Class B Units”). The Class B Units were converted into Common Units on a one-for-one basis on February 15, 2007.
     On February 15, 2007, HMTF Gas Partners distributed all of the Common Units held by it to its ultimate partners. Pursuant to such distribution, 4,592,464 Common Units were distributed to Fund V, 93,724 Common Units were distributed to HM 5-P Coinvestors, L.P. , 6,226 Common Units were distributed to HM 5-E Coinvestors, L.P., and 3 Common Units were distributed to HMTF Gas GP.
     Fund V is the sole member of HMTF Gas GP. As a result, each of the General Partner and Fund V may be deemed to have shared power to vote, or direct the voting of, and to dispose, or direct the disposition of, the Common Units held by HMTF Gas GP, which Common Units previously were reported as beneficially owned by the General Partner and Fund V in the Amendment No. 3 as a result of the relationship of the General Partner and Fund V to HMTF Gas Partners as described in item 3 of Amendment No. 3.
     General Partner is the general partner of Fund V, HM 5-P Coinvestors, L.P. and HM 5-E Coinvestors, L.P. and, as a result, may be deemed to have power to vote, or direct the voting of, and to dispose, or direct the disposition of, the Common Units held by each of Fund V, HM 5-P Coinvestors, L.P. and HM 5-E Coinvestors, L.P.
     On June 18, 2007, Acquisition contributed (i) all of its 16,699,462 Subordinated Units to HMREP in exchange for 16,699,462 Class B limited partnership units of HMREP, and (ii) in exchange for 100,000,000 Class A limited partnership units of HMREP (a) 91.299% of its equity ownership interest in Regency GP, the general partner of the Issuer, and (b) 91.299% of its equity ownership interest in RGPLLC, the general partner of Regency GP.
     Immediately following Acquisition’s contributions of the Subordinated Units and the GP Interests, HMREP sold and disposed of the Subordinated Units and GP Interests pursuant to the Purchase Agreement for cash consideration of $603 million.
     On September 9, 2008, (i) HMTF Gas GP contributed 3 Common Units to HMTXRG as a capital contribution, (ii) Fund V contributed 4,592,464 Common Units to HMTXRG as a capital contribution, (iii) HM 5-P Coinvestors, L.P. contributed 93,724 Common Units to HMTXRG as a capital contribution, (iv) HM 5-E Coinvestors, L.P. contributed 6,226 Common Units to HMTXRG as a capital contribution, and (v) Acquisition contributed 2,407,583 Common Units to HMTXRG as a capital contribution.
     After the contribution of Common Units to HMTXRG, on September 16, 2008, HMTXRG sold all its 7,100,000 Common Units in a registered public securities offering for cash consideration of $149.1 million.
Item 4. Purpose of Transaction
     On February 3, 2006, Acquisition acquired 5,353,896 Common Units for investment purposes as partial consideration of Acquisition’s contribution to the Issuer of the partnership interest in RGS in connection with the closing of the Issuer’s initial public offering. Effective March 16, 2006, Acquisition disposed of an aggregate of 1,897,641 Common Units as described in Item 5(c) of Amendment No. 1.
     On August 12, 2006, HMTF Gas Partners acquired for investment purposes 5,173,189 Class B Units of the Issuer as partial consideration for the acquisition of TexStar as described in Item 3 above. The Class B Units were converted into Common Units on a one-for-one basis on February 15, 2007.
     On February 15, 2007, HMTF Gas Partners distributed all of the Common Units held by it to its ultimate partners. Pursuant to such distribution, 4,592,464 Common Units were distributed to Fund V, 93,724 Common Units were distributed to HM 5-P Coinvestors, L.P., 6,226 Common Units were distributed to HM 5-E Coinvestors, L.P., and 3 Common Units were distributed to HMTF Gas GP.
     Fund V is the sole member of HMTF Gas GP. As a result, each of the General Partner and Fund V may be deemed to have shared power to vote, or direct the voting of, and to dispose, or direct the disposition of, the Common Units held by HMTF Gas GP.
     General Partner is the general partner of Fund V, HM 5-P Coinvestors, L.P. and HM 5-E Coinvestors, L.P. and, as a result, may be deemed to have power to vote, or direct the voting of, and to dispose, or direct the disposition of, the Common Units held by each of Fund V, HM 5-P Coinvestors, L.P. and HM 5-E Coinvestors, L.P.
     On June 18, 2007, Acquisition contributed (i) all of its 16,699,462 Subordinated Units to HMREP in exchange for 16,699,462 Class B limited partnership units of HMREP, and (ii) in exchange for 100,000,000 Class A limited partnership units of HMREP (a) 91.299% of its equity ownership interest in Regency GP, the general partner of the Issuer, and (b) 91.299% of its equity ownership interest in RGPLLC, the general partner of Regency GP.
     Immediately following Acquisition’s contributions of the Subordinated Units and the GP Interests, HMREP sold and disposed of the Subordinated Units and GP Interests pursuant to the Purchase Agreement for cash consideration of $603 million. Following the consummation of the Purchase Agreement, on June 18, 2007 all of the representatives of the HMTF Entities that previously served on the board of directors of RGPLLC resigned from their board positions.
     On September 9, 2008, (i) HMTF Gas GP contributed 3 Common Units to HMTXRG as a capital contribution, (ii) Fund V contributed 4,592,464 Common Units to HMTXRG as a capital contribution, (iii) HM 5-P Coinvestors, L.P. contributed 93,724 Common Units to HMTXRG as a capital contribution, (iv) HM 5-E Coinvestors, L.P. contributed 6,226 Common Units to HMTXRG as a capital contribution, and (v) Acquisition contributed 2,407,583 Common Units to HMTXRG as a capital contribution.
     After the contribution of Common Units to HMTXRG, on September 16, 2008, HMTXRG sold all its 7,100,000 Common Units in a registered public securities offering. In connection with such securities offering, Acquisition granted the securities offering underwriters a 30-day option to purchase an additional 1,048,672 Common Units on the same terms and conditions as the September 16, 2008 transaction.
     The Filing Parties may make additional purchases of Common Units either in the open market or in private transactions depending on the Filing Parties’ business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.
     The following describes plans or proposals that the Filing Parties may have as of the date of this Schedule 13D with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
     (a) None.
     (b) None.
     (c) None.
     (d) None.
     (e) None.

     (f) None.
     (g) None.
     (h) None.
     (i) None.
     (j) Except as described in this Item 4, the Filing Parties do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Filing Parties may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Filing Parties will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Filing Parties. The Filing Parties reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer
     (a) and (b)
     Acquisition is the record and beneficial owner of 1,048,672 Common Units, which represent approximately 1.9% of the outstanding Common Units.
     As a result of the relationship of the General Partner to Fund V, Fund V to HMTF GP, HMTF GP to HMTF Regency, HMTF Regency to Holdings, and Holdings to Acquisition, as described in Item 2, General Partner, Fund V, HMTF GP, HMTF Regency and Holdings may be deemed to have shared power to vote, or direct the vote of, and to dispose, or direct the disposition of, the Common Units held of record by Acquisition.
     The filing of this Schedule 13D shall not be construed as an admission by any Filing Party that, for the purpose of Section 13(d) or 13(g) of the Act, such Filing Party is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Filing Party.
     Except as indicated in this Item 5 or as set forth below, neither the Filing Parties nor, to the best knowledge of the Filing Parties, any of the persons named in Schedule 1 to this Amendment No. 6 owns beneficially, or has any right to acquire, directly or indirectly, any Common Units. Certain of the persons named in Schedule 1 to this Amendment No. 6 beneficially own Common Units in the amounts set forth next to their names in such Schedule 1.
     (c) There have been no reportable transactions with respect to the Common Units in the past 60 days by the Filing Parties.
     (d) No person other than the Filing Parties has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units owned of record by Acquisition.
     (e) As a result of the disposition of the 7,100,000 Common Units by HMTXRG on September 16, 2008, each of the Filing Parties ceased to beneficially own 5% or more of the Common Units and no longer is required to file a Schedule 13D with respect to the Common Units.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Subject to the terms and conditions of the Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (the “Issuer Partnership Agreement”), Acquisition and HMTF Gas Partners, who are each formerly affiliates of the general partner of the Issuer and its affiliates, have the right, under certain circumstances, to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission.

     The Issuer Partnership Agreement contains various provisions with respect to the units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.
     In connection with the September 16, 2008 securities offering, Acquisition granted the securities offering underwriters a 30-day option to purchase an additional 1,048,672 Common Units on the same terms and conditions as the September 16, 2008 transaction.
Item 7. Material to Be Filed as Exhibits

Exhibit A	Amended and Restated Joint Filing Agreement.

Exhibit B	First Amended and Restated Agreement of Limited Partnership of Regency Energy Partners, LP (filed as Exhibit 3.2 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-128332)).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: September 30, 2008

HM TXRG LP

By:	HMTF GP, L.L.C., its general partner

	By:	/s/ David W. Knickel David W. Knickel, Vice President

HMTF GP, L.L.C.

By:	/s/ David W. Knickel

David W. Knickel, Vice President

REGENCY ACQUISITION LP

By:	Regency Holdings LLC, General Partner

	By:	/s/ David W. Knickel David W. Knickel, Vice President

REGENCY HOLDINGS LLC

By:	/s/ David W. Knickel

David W. Knickel, Vice President

HTMF REGENCY, L.P.

By:	HTMF Regency, L.L.C.

	By:	/s/ David W. Knickel David W. Knickel, Vice President

HMTF Regency, L.L.C.

By:	/s/ David W. Knickel

David W. Knickel, Vice President

HICKS, MUSE, TATE & FURST EQUITY
FUND V, L.P.

By:	HM5/GP LLC, its General Partner

	By:	/s/ David W. Knickel David W. Knickel, Vice President

HM5/GP LLC

By:	/s/ David W. Knickel

David W. Knickel, Vice President

SCHEDULE I
General Partners, Executive Officers, Managers and Board of Directors
Regency Holdings LLC, HMTF Regency, L.L.C. , and HMTF GP, L.L.C.

		Common Units
Name	Position and Present Principal Occupation/Business	Beneficially Owned
John R. Muse	President	99,800

Joe Colonnetta	Executive Vice President	32,150	†

Edward Herring	Executive Vice President	15,000

Jason Downie	Executive Vice President	12,500	††

David W. Knickel	Vice President, Chief Financial Officer and Secretary	1,700

William P. Jaudes	Vice President	700

William G. Neisel	Treasurer, Compliance Officer, and Assistant Secretary	0

Linda R. Thompson	Controller	600
     Mr. Knickel is a United States citizen.
The principal business address for each of the persons listed above is c/o HM Capital
Partners LLC, 200 Crescent Court, Suite 1600, Dallas, Texas 75201.
HM5/GP LLC

		Common Units
Name	Position and Present Principal Occupation/Business	Beneficially Owned
John R. Muse	President	99,800

Peter Brodsky	Executive Vice President	16,000

Joe Colonnetta	Executive Vice President	32,150	†

Andrew S. Rosen	Executive Vice President	27,500	†††

Jason Downie	Executive Vice President	12,500	††

Edward Herring	Executive Vice President	15,000

David W. Knickel	Vice President, Chief Financial Officer, and Secretary	1,700

William P. Jaudes	Vice President	700

Charles W. Bauer	Vice President	200

Daniel J. Hopkin	Vice President	1,000

William G. Neisel	Treasurer, Compliance Officer, and Assistant Secretary	0

Linda R. Thompson	Controller	600
     Mr. Knickel is a United States citizen.

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The principal business address for each of the persons listed above, is c/o HM Capital Partners LLC, 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

†	Consists of Common Units held in accounts for the benefit of Colonnetta Family Partners, L.P., over which Common Units Mr. Colonnetta and his wife have shared voting and dispositive power as the owner of the general partner of such partnership.

††	Includes 6,000 Common Units held in custodial accounts for the benefit of Mr. Downie’s children, over which Common Units Mr. Downie and his wife have shared voting and dispositive power as custodians for such accounts.

†††	Includes 6,700 Common Units held in trust accounts for the benefit of Mr. Rosen’s children, over which Common Units Mr. Rosen and his wife have shared voting and dispositive power as trustees of such trust.

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